Exhibit 99.1

The Hague, April 19, 2007

Fred Romijnsen to join AEGON N.V. to advance strategic global growth initiatives

AEGON N.V. today announces that Fred Romijnsen has been appointed Executive Vice-President of AEGON Global Strategic Initiatives to lead and support several key growth initiatives among AEGON’s business and country units, effective May 1, 2007. Mr. Romijnsen (44) has served in a variety of capacities with AEGON for more than 16 years and is currently a member of the Management Board of AEGON The Netherlands, responsible for sales and marketing through the intermediary channel.

In light of the significant international growth opportunities for its core businesses of life insurance, pensions and investment products, Mr. Romijnsen will support the implementation of new businesses, product lines and distribution systems by utilizing the Group’s broad expertise and international capabilities. He will also work to leverage AEGON’s international resources to further strengthen the development of the AEGON Pension Network (APN), established in 2005 to provide cross-border pension solutions to multi-national corporate clients.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Forward looking statements

The statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including the factors set forth in our Annual Report on Form 20-F, which is available for review at www.aegon.com and www.sec.gov.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

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